EXHIBIT 99.1

Equinor launches USD 3 billion action plan to strengthen financial resilience in 2020

Equinor (OSE:EQNR, NYSE:EQNR) presents updated outlook for 2020 and an around USD 3 billion action plan to strengthen the financial resilience in a market impacted by the COVID-19 and low commodity prices. Equinor can be organic cash flow neutral (1) before capital distribution in 2020 with an average oil price around USD 25 per barrel for the remaining part of the year.

The main elements of the action plan are:

  Reducing organic capex for 2020 from USD 10-11 billion to around USD 8.5 billion, a reduction of around 20%.
  Reducing exploration activity for 2020 from around USD 1.4 billion to around USD 1 billion (2).
  Reducing operating (3) costs for 2020 by around USD 700 million compared to original estimates.

Reductions in organic capex are driven by a strict process of prioritisation where flexibility of cost and schedule for sanctioned and non-sanctioned projects have been reviewed. Within US onshore activities, drilling and completion activities are being halted to produce the volumes at a later period, reducing investments significantly for 2020.

These cost reductions come in addition to the already announced suspension of buy-back under the share buy-back programme until further notice. The second tranche of around USD 675 million, including the Norwegian State share, intended to be launched from around 18 May to 28 October 2020, will not be executed as previously planned.

"Equinor is in a strong financial position to handle market volatility and uncertainty. Our strategy remains firm, and we are now taking actions to further strengthen our resilience in this situation with the spread of the corona virus and low commodity prices," says president and CEO of Equinor ASA, Eldar Sætre

"We have implemented measures to reduce the risk of spreading the corona virus and have so far been able to maintain production at all our fields. Safe operations remain our first priority in this situation," says Sætre.

Equinor has over the past years realised significant improvements and is today a stronger and more robust company. In 2014 Equinor needed an average oil price of around USD 100 per barrel to be organic cash flow neutral before capital distribution. With the measures now being implemented, Equinor can be organic cash flow neutral before capital distribution in 2020 with an average oil price around USD 25 per barrel for the remaining part of the year.

Equinor has assumed an USD/NOK exchange rate of 11 for the remaining part of the year in its updated outlook.

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(1) Excludes inorganic investments and potential redetermination. Based on taxes payable.

(2) Assuming 75% exploration expensed and 25% capitalised.

(3) Operating cost (excluding variable cost such as transportation and processing), sales and general administration and field development costs. Expensed exploration costs are not included.

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Further information:

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Press
Bård Glad Pedersen, vice president Media Relations,
+47 918 01 791 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act